

Mail Stop 3030

September 15, 2009

<u>Via U.S. Mail</u>

Mr. John L. Threshie, Jr.
President
The Tirex Corporation
1771 Post Road East
Westport, CT   06880

> **RE: The Tirex Corporation**
> **Item 4.01 Form 8-K**
> **Filed August 11, 2009**
> **File No. 33-17598-NY**

Dear Mr. Threshie:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Kevin Vaughn
Accounting Branch Chief